June 6, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 836 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to address the Staff’s comments and provide more complete information for this new series of the Trust, the Princeton Premium Fund. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact Cassandra W. Borchers at (513) 352-6632.

Very truly yours,

/s/ Cassandra W. Borchers

Cassandra W. Borchers

Counsel

824774.1